A Special Meeting of Participation Certificate holders was held on September 22, 2006. At this meeting the Participation Certificate holders approved new Investment Advisory Agreements between the Fund and BlackRock Institutional Management Corporation ("BIMC") for the Money Market Portfolio and the Government/REPO Portfolio. A total of 1,058,834,840.81 Participation Certificates in the Government/REPO Portfolio and a total of 113,283,725.39 Participation Certificates in the Money Market Portfolio were voted as follows:

Approval of the new investment
advisory agreement between the Fund
and BIMC relating to the
Government/REPO Portfolio

For              1,058,834,840.81
Against                         0
Abstain                         0

Approval of the new investment
advisory agreement between the Fund
and BIMC relating to the Money Market
Portfolio

For                113,283,725.39
Against                         0
Abstain                         0